Filed pursuant to Rule 424b(5)

SEC File No. 333-85142

PROSPECTUS SUPPLEMENT

(To prospectus dated April 10, 2002)

$1,384,965,000

ALLTEL Corporation

4.656% Senior Notes Due 2007

In May 2002, we issued $1,384,965,000 aggregate principal amount of 6.25% senior notes due 2007, referred to in this prospectus supplement as the senior notes, in connection with the issuance of 27,699,300 equity units in the form of corporate units. This remarketing prospectus supplement relates to a remarketing of $1,384,965,000 aggregate principal amount of those senior notes on behalf of the corporate unit holders. The senior notes will mature on May 17, 2007, unless a tax event redemption occurs before May 17, 2007. We make quarterly interest payments on the senior notes in arrears on February 17, May 17, August 17 and November 17 of each year. Interest on the senior notes will be reset to 4.656% per year effective on and after February 17, 2005. The first interest payment on the remarketed senior notes will be on May 17, 2005.

We may redeem the senior notes on not less than 30 days’ nor more than 60 days’ prior written notice, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances and at the redemption price set forth under the caption “Description of the Senior Notes—Tax Event Redemption” in this prospectus supplement.

The senior notes are unsecured and rank equally with all our other unsecured senior indebtedness. The senior notes are effectively subordinated to the indebtedness and other liabilities, including, without limitation, trade payables, of our subsidiaries. We will remarket the senior notes in denominations of $50 and integral multiples of $50.

Prior to this offering there has been no public market for the senior notes. The senior notes will not be listed on any exchange.

Investing in the senior notes involves risks. See “ Risk Factors” beginning on page S-11 of this prospectus supplement.

	Per Senior Note	Total
Price to Public(l)	101.482%	$1,405,490,181
Remarketing Fee to Remarketing Agents(2)	0.252%	$3,496,248
Net Proceeds to Note Holders(3)	101.230%	$1,401,993,933

(1)	Plus accrued interest from and including February 17, 2005, if settlement occurs after that date
(2)	Reflects 0.25% of the treasury portfolio purchase price
(3)	Includes amount used to purchase the treasury portfolio on behalf of the holders of corporate units

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect the senior notes to be ready for delivery in book-entry form only through The Depository Trust Company on or about February 17, 2005.

Lead Remarketing Agents

Merrill Lynch & Co.

JPMorgan

Banc of America Securities LLC

Citigroup

Barclays Capital

KeyBanc Capital Markets

SunTrust Robinson Humphrey

Wachovia Securities

The date of this prospectus supplement is February 14, 2005.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the remarketing agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the remarketing agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are offering the senior notes globally for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the accompanying prospectus and the offering of such senior notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

We have not authorized any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended, the POS Regulations). The senior notes that are the subject of the offer are and will be offered in the United Kingdom only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the POS Regulations.

A person may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (UK), or the FSMA) received by it in connection with the issue or sale of any senior notes in circumstances in which Section 21(1) of the FSMA does not apply to us.

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (UK) or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any senior notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this remarketing and other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to this remarketing.

If the description of us, the senior notes or the remarketing varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “ALLTEL Corporation,” “ALLTEL,” “we,” “us” and “our” or similar terms are to ALLTEL Corporation and its predecessors, and references to the “senior notes” are to the senior notes due May 17, 2007.

PROSPECTUS SUPPLEMENT SUMMARY

You should read the following summary in conjunction with the more detailed information contained elsewhere in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

ALLTEL Corporation

We are a customer-focused communications company. We own subsidiaries that provide wireless and wireline local, long-distance, network access and Internet services. Telecommunications products are warehoused and sold by our distribution subsidiary. A subsidiary also publishes telephone directories for affiliates and other independent telephone companies. In addition, a subsidiary provides billing, customer care and other data processing and outsourcing services to telecommunications companies. For the year ended December 31, 2004, we had $8.2 billion in revenues, $1.9 billion in operating income and $1.0 billion in net income.

As of December 31, 2004, we provided wireless communications services to approximately 8.6 million customers in 24 states. We own a majority interest in wireless operations in 90 metropolitan statistical areas, or MSAs, covering a population of approximately 41.2 million potential customers, or POPs. We also own a majority interest in wireless operations in 149 rural statistical areas, or RSAs, representing approximately 21.1 million wireless POPs. We hold minority interests in operations in 56 other wireless markets, including, without limitation, the Chicago, Illinois and Houston, Texas MSAs. We currently have pending transactions that would, if consummated, increase the number of wireless markets in which we have a majority ownership interest and result in the disposition of our minority ownership interests in certain wireless markets. See “Recent Developments—Pending Transactions”. At December 31, 2004, our wireless penetration rate (that is, the number of our customers as a percentage of the total population in our service areas) was approximately 13.8%. Wireless revenues and sales comprised 60% of our total operating revenues from business segments in 2004.

Our wireline operations consist of subsidiaries that are incumbent local exchange carriers, or ILECs, and competitive local exchange carriers, or CLECs. Through these subsidiaries, we provide local telephone service to approximately 3.0 million customers primarily located in rural areas in 15 states. Wireline services also include basic dial-tone, Digital Subscriber Line, or DSL, Internet and other enhanced services including, without limitation, call waiting, call forwarding, three-way calling and voicemail. Our local telephone subsidiaries also offer facilities for private line, high-speed data transmission and other communications services. Wireline revenues, which consist of local service, network access and long-distance and miscellaneous revenues, comprised 29% of our total operating revenues from business segments in 2004.

Our communications support services consist of our long-distance and network management services, communications products, directory publishing operations and the retained telecommunications information services operations of ALLTEL Information Services, Inc. that were not sold in 2003. As of December 31, 2004, we provided long-distance service to nearly 1.8 million customers. As of that date, our directory publishing business coordinated advertising, sales, printing and distribution for 395 telephone directory contracts in 37 states. Our product distribution business distributes telecommunications equipment and materials. Our telecommunications information services operations, or the telecom division, are primarily engaged in the development and marketing of billing services and customer care software to local telephone, wireless and Personal Communications Services, or PCS, companies. Communications support services revenues comprised 11% of our total operating revenues from business segments in 2004.

We are incorporated in Delaware. Our principal executive offices are located at One Allied Drive, Little Rock, Arkansas 72202, and our telephone number is (501) 905-8000. Our website is located at www.alltel.com. Information on our website does not form part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Pending Transactions

On January 9, 2005, we entered into a definitive merger agreement with Western Wireless Corporation, or Western Wireless, providing for the merger of Western Wireless with and into a wholly-owned subsidiary of ours in a stock-and-cash transaction. In the aggregate, we have agreed to issue approximately 60 million shares of our common stock and pay approximately $1.0 billion in cash to shareholders of Western Wireless. The transaction is also expected to increase our consolidated indebtedness and that of our subsidiaries by approximately $2.2 billion, of which we will be required to immediately repay approximately $1.2 billion. Accordingly, we currently anticipate that the amount of indebtedness of Western Wireless and its subsidiaries that will remain outstanding immediately following the closing will be approximately $1.0 billion. However, the actual amount of consolidated indebtedness that will result from the transaction will vary based on a number of factors, including, without limitation, decisions by holders of convertible notes of Western Wireless who may exercise the right to convert such indebtedness into Western Wireless common stock prior to the closing, the financing requirements of Western Wireless prior to the closing, and any decisions by us to refinance or retire any of such consolidated indebtedness following the closing. Upon completion of the transaction, we expect to add approximately 1.3 million domestic wireless customers (excluding reseller customers) in 19 midwestern and western states that are contiguous to our existing wireless properties, increasing the number of wireless customers served by us to more than 10 million. Through this transaction, we will add wireless operations in nine new states, including California, Idaho, Minnesota, Montana, Nevada, North Dakota, South Dakota, Utah, and Wyoming, and we will also significantly expand our wireless operations in Arizona, Colorado, New Mexico and Texas. In addition, we will add approximately 1.6 million international customers in six countries. Consummation of the transaction is subject to certain conditions, including, without limitation, approval of the merger by the stockholders of Western Wireless and the receipt of regulatory approvals. The transaction is expected to close by mid-year 2005.

On November 26, 2004, we entered into a definitive agreement with Cingular Wireless LLC, or Cingular, a joint venture between SBC Communications, Inc. and BellSouth Corporation, to exchange certain wireless assets. Under the terms of the agreement, Cingular will sell to us former AT&T Wireless properties, including, without limitation, licenses, network assets, and subscribers, in selected markets in Kentucky, Oklahoma, Texas, Connecticut and Mississippi. Cingular will also sell to us 20MHz of spectrum and network assets formerly held by AT&T Wireless in Wichita, Kansas and wireless spectrum in several counties in Georgia and Texas. In addition, we agreed with Cingular to exchange partnership interests, with Cingular receiving interests in markets including, without limitation, Wichita, Kansas; Kansas City, Missouri; Milwaukee, Wisconsin, and several markets in Texas, while we will receive more ownership in markets we manage in Michigan, Louisiana, and Toledo, Ohio. To complete this transaction, we will also pay Cingular $170.0 million in cash. Completion of this transaction is contingent upon regulatory approval and is expected to occur in the second quarter of 2005.

THE REMARKETING

Issuer	ALLTEL Corporation, a Delaware corporation.

Securities Remarketed	$1,384,965,000 aggregate principal amount of senior notes due 2007 on behalf of holders of corporate units.

Maturity	The senior notes will mature on May 17, 2007, unless a tax event redemption occurs before May 17, 2007.

Interest	The senior notes will bear interest at 4.656% per year effective on and after February 17, 2005. Interest on the senior notes is payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year. The first interest payment on the remarketed senior notes will be made on May 17, 2005.

Tax Event Redemption	We may redeem the senior notes at our option on not less than 30 days’ nor more than 60 days’ prior written notice, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances and at the redemption price set forth under the caption “Description of the Senior Notes—Tax Event Redemption” in this prospectus supplement.

Ranking	The senior notes are senior unsecured obligations of ours and rank equally with all of our other unsecured senior indebtedness. The senior notes will be effectively subordinated to all our existing and future secured indebtedness to the extent of the assets securing that indebtedness. The senior notes will also be structurally subordinated to the indebtedness and other liabilities, including, without limitation, trade payables, of our subsidiaries.

Remarketing	We issued the senior notes in May 2002 in connection with our issuance and sale to the public of our equity units in the form of corporate units. Each corporate unit initially consisted of both a purchase contract and a senior note. Pursuant to the terms of the equity units, the remarketing agents will remarket the senior notes on behalf of current holders of corporate units in accordance with a remarketing agreement among us, the remarketing agents and J.P. Morgan Trust Company, National Association, as purchase contract agent and as attorney-in-fact for holders of purchase contracts. See “Remarketing” in this prospectus supplement.

The terms of the corporate units and senior notes require the remarketing agents to use their reasonable efforts to remarket the senior notes on behalf of holders of corporate units at a price equal to approximately 100.5% of the purchase price for the treasury portfolio as described in this prospectus supplement. In the remarketing, the remarketing agents named herein may reset the interest rate on the senior notes to a rate sufficient to cause the price of all then outstanding senior notes to be at approximately 100.5% of the purchase price for the treasury portfolio as described in this prospectus supplement.

Use of Proceeds	The proceeds from the remarketing of the senior notes are $1,405,490,181, before application of the remarketing agents’ fee. We will not receive any proceeds of the remarketing. Instead, the proceeds of senior notes held by holders of corporate units will be used to purchase the treasury portfolio described in this prospectus supplement, which treasury portfolio will then be pledged to secure the stock purchase obligations of the holders of the corporate units, with any proceeds in excess of the treasury portfolio purchase price being applied to pay the remarketing agents’ fee. After deducting the remarketing fee, the remarketing agents will remit to J.P. Morgan Trust Company, National Association as Purchase Contract Agent for payment to the holders of corporate units, the remaining portion of the proceeds, if any, from the remarketing of senior notes that were held by corporate unit holders that were remarketed. The total remarketing fee will be an amount equal to 0.25% of the purchase price for the treasury portfolio. See “Use of Proceeds” in this prospectus supplement.

U.S. Federal Income Taxation

The senior notes should be classified as, and we have treated and intend to continue to treat the senior notes as, contingent payment debt instruments for U.S. federal income tax purposes. The regulations governing contingent payment debt instruments are complex, and their application to the senior notes following the remarketing is not entirely clear. We believe that the application described in this prospectus supplement is a reasonable interpretation of the contingent payment debt regulations. If you report your income in the manner described in this prospectus supplement, the net amount of interest income that you recognize in respect of the senior notes generally should approximate the economic accrual of income on the senior notes to you. See “Certain United States Federal Income Tax Consequences”.

Listing	The senior notes will not be listed on any national securities exchange.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following information has been derived from the audited consolidated financial statements for ALLTEL and its subsidiaries for the years ended December 31, 2004, 2003 and 2002. The periods presented include merger and integration expenses, gain on disposal of assets and other special charges and unusual items. You should read the following table together with the consolidated financial statements and accompanying notes of ALLTEL and its subsidiaries, incorporated by reference into this prospectus supplement.

	Year Ended December 31,
	2004		2003		2002
	(Dollars in millions, except ratios and per share data)
Income Statement Data:
Total revenues and sales:
Wireless	$5,078		$4,728		$4,160
Wireline	2,420		2,436		2,180
Communications support services	924		959		925
Intercompany eliminations	(176)		(143)		(153)

Total	$8,246		$7,980		$7,112

Operating Income:
Wireless	$1,020		$998		$948
Wireline	926		884		793
Communications support services	63		76		84
Corporate expenses	(87)		(60)		(105)

Total	$1,922		$1,898		$1,720

Income from continuing operations before taxes	$1,592	(1)	$1,534	(2)	$1,360	(3)
Income from continuing operations	$1,027	(1)	$953	(2)	$850	(3)
Income from discontinued operations, net of tax	19		361		74
Cumulative effect of accounting change, net of tax	—		16		—
Net income	$1,046	(1)	$1,330	(2)	$924	(3)

Diluted earnings per share:
Income from continuing operations	$3.33	(1)	$3.05	(2)	$2.72	(3)
Income from discontinued operations	.06		1.15		.24
Cumulative effect of accounting change	—		.05		—
Net income	$3.39	(1)	$4.25	(2)	$2.96	(3)

Cash Flow Data:
Net cash provided from operations	$2,467		$2,475		$2,392
Additions to property, plant and equipment	(1,125)		(1,138)		(1,155)
Purchases of property, net of cash acquired	(185)		(161)		(3,366)
Dividends on common and preferred stock	(468)		(436)		(423)
Repurchases of common stock	(595)		—		—

Other Data:
Ratio of earnings to fixed charges	4.67	(1)	4.40	(2)	4.21	(3)

	Year Ended December 31,
	2004	2003	2002
	(Dollars in millions, except ratios and per share data)
Balance Sheet Data (at period end):
Net property, plant and equipment	$7,548	$7,621	$7,564
Total assets	$16,604	$16,661	$16,245
Total redeemable preferred stock and long-term debt (including current maturities)	$5,578	$5,859	$6,641
Total shareholders’ equity	$7,129	$7,022	$5,998
Long-term debt (including current maturities) as a percentage of total capitalization(4)	43.9%	45.5%	52.5%

Notes:

On April 1, 2003, ALLTEL completed the sale of the financial services division of its information services subsidiary, ALLTEL Information Services, Inc., to Fidelity National Financial Inc. (“Fidelity National”), for $1.05 billion, received as $775.0 million in cash and $275.0 million in Fidelity National common stock. As part of this transaction, Fidelity National acquired ALLTEL’s mortgage servicing, retail and wholesale banking and commercial lending operations, as well as the community/regional bank division. In January 2003, ALLTEL completed the termination of its business venture with Bradford & Bingley Group. The business venture, ALLTEL Mortgage Solutions, Ltd., a majority-owned consolidated subsidiary of ALLTEL, was created in 2000 to provide mortgage administration and information technology products in the United Kingdom. Unfortunately, the business climate in the United Kingdom limited the venture’s ability to leverage the business across a broad base of customers. As a result of these transactions, the financial services division of ALLTEL Information Services, Inc. and the operations of ALLTEL Mortgage Solutions, Ltd. have been reflected as discontinued operations for all periods presented.

(1)	Income from continuing operations before income taxes for 2004 included pretax charges of $28.4 million related to a planned workforce reduction and the exit of our competitive local exchange carrier operations in the Jacksonville, Florida market. In addition, ALLTEL recorded a $2.3 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003. ALLTEL also recorded a write-down in the carrying value of certain corporate and regional facilities to fair value in conjunction with the proposed leasing or sale of those facilities of $24.8 million. These transactions decreased income from continuing operations and net income $31.1 million or $.10 per share. Income from continuing operations and net income for 2004 also reflected a reduction in income tax expense associated with continuing operations of $19.7 million, or $.06 per share, resulting from ALLTEL’s adjustment of its income tax contingency reserves to reflect the results of Internal Revenue Service audits of ALLTEL’s consolidated federal income tax returns for the fiscal years 1997 through 2001. Excluding these items, the ratio of earnings to fixed charges would have been 4.78 for 2004.

(2)	Income from continuing operations before income taxes for 2003 included pretax charges of $8.5 million primarily related to the closing of certain call center locations and the write-off of $13.2 million of certain capitalized software development costs with no alternative future use or functionality. ALLTEL also recorded a $2.7 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003 to reflect differences between estimated and actual costs paid in completing the previous restructurings. These transactions decreased income from continuing operations and net income $11.5 million or $.04 per share. Income from continuing operations before income taxes for 2003 also included a pretax gain of $31.0 million realized from the sale of certain assets of the telecommunications information services operations, partially offset by pretax write-downs totaling $6.0 million to reflect other-than-temporary declines in the fair value of certain investments in unconsolidated limited partnerships. ALLTEL incurred pretax termination fees of $7.1 million related to the early retirement of long-term debt. These

(footnotes continued on following page)

transactions increased income from continuing operations and net income $10.7 million or $.04 per share. Effective January 1, 2003, ALLTEL adopted SFAS No. 143 in accounting for asset retirement obligations. The cumulative effect of this accounting change resulted in a one-time non-cash credit of $15.6 million, net of income tax expense of $10.3 million. The net effects of these items would not result in a change to the ratio of earnings to fixed charges for 2003.

(3)	Income from continuing operations before income taxes for 2002 included pretax charges of $34.0 million incurred in connection with restructuring ALLTEL’s competitive local exchange carrier, call center and retail store operations and with the closing of seven product distribution centers. ALLTEL also incurred integration expenses of $28.8 million related to its acquisitions of wireline properties from Verizon Communications, Inc. and wireless properties from CenturyTel, Inc. ALLTEL also recorded write-downs in the carrying value of certain cell site equipment of $7.1 million. These charges decreased income from continuing operations and net income $42.3 million or $.14 per share. Income from continuing operations before income taxes for 2002 included a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by pretax write-downs of $16.3 million related to investments in marketable securities. ALLTEL also recorded a pretax adjustment of $4.8 million to reduce the gain recognized from the dissolution of a wireless partnership that was initially recorded in 2001. These transactions increased income from continuing operations and net income $0.6 million or less than $.01 per share. Excluding these items, the ratio of earnings to fixed charges would have been 4.79 for 2002.

(4)	Total capitalization is computed as the sum of long-term debt including current maturities, redeemable preferred stock and total shareholders’ equity.

RISK FACTORS

Before purchasing the senior notes, you should carefully consider the following risk factors together with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to the Senior Notes

We may redeem the senior notes upon the occurrence of a tax event.

We have the option to redeem the senior notes, on not less than 30 days’ or more than 60 days’ prior written notice, in whole but not in part, at any time if a tax event occurs and continues under the circumstances described in this prospectus supplement under “Description of the Senior Notes—Tax Event Redemption” (referred to as a “tax event redemption”). If we exercise this option, we will redeem the senior notes at the redemption price (as defined in “Description of the Senior Notes—Tax Event Redemption”) plus accrued and unpaid interest, if any. If we redeem the senior notes, we will pay the redemption price in cash to the holders of the senior notes. A tax event redemption will be a taxable event to the holders of the senior notes.

Uncertainties with respect to the proper application of the contingent payment debt regulations may affect the timing and character of income, gain, or loss recognized by holders of the senior notes.

Assuming that you report your income in a manner consistent with our discussion in the section of this prospectus supplement entitled “Certain United States Federal Income Tax Consequences,” the amount of income that you will recognize for U.S. federal income tax purposes in respect of the senior notes should approximate the economic accrual of income on the senior notes to you and the amount of income you would have recognized on an accrual basis for U.S. federal income tax purposes if the senior notes were not subject to the contingent payment debt regulations. However, the proper application of the contingent payment debt regulations to the senior notes following the remarketing is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service, or IRS, will not successfully assert a different treatment of the senior notes that could materially affect the amount, timing and character of income, gain, or loss with respect to an investment in the senior notes. For additional tax-related risks, see “Certain United States Federal Income Tax Consequences”.

The trading price of the senior notes may not fully reflect the value of their accrued but unpaid interest.

The senior notes may trade at a price that does not fully reflect the value of their accrued but unpaid interest. If you dispose of your senior notes between record dates for interest payments, you will be required to include in gross income the daily portions of original issue discount through the date of disposition in income as ordinary income, and to add this amount to your adjusted tax basis in the senior notes disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss.

An active trading market for the senior notes may not develop.

There is currently no trading market for senior notes held separately from equity units, and we do not plan to list the senior notes on any national securities exchange. Consequently, an active trading market for the senior notes may not develop. After this remarketing, we may, in our sole discretion, offer to repurchase a significant portion of the senior notes or offer to exchange a significant portion of the senior notes for other securities. Any repurchase or exchange offer that we commence could take the form of a public or private repurchase or exchange offer, could be a partial repurchase or exchange offer and, if a private repurchase or exchange offer, may not be made to all holders of the senior notes.

Risks Related to ALLTEL

We face intense competition in our businesses that could reduce our market share or adversely affect our financial performance.

Substantial and increasing competition exists in the wireless communications industry. Multiple wireless service providers may operate in the same geographic area, along with any number of resellers that buy bulk wireless services from one of the wireless service providers and resell it to their customers. In January 2003, the Federal Communications Commission, or FCC, lifted its rule imposing limits on the amount of spectrum that can be held by one provider in a specific market. Competition may continue to increase as a result of recent consolidation in the wireless industry and to the extent that there are other consolidations in the future involving our competitors.

A majority of our wireless markets have multiple carriers. The presence of multiple carriers within our wireless markets has made it increasingly difficult to attract new customers and retain existing ones. While the recent consolidation in the wireless industry may reduce the number of carriers in our markets, the carriers resulting from such consolidation will be larger and potentially more effective in their ability to compete with us. As a result of increased competition, we anticipate that the price per minute for wireless voice services will decline while costs to acquire customers, including, without limitation, handset subsidies and advertising and promotion costs, may increase. Our ability to continue to compete effectively will depend upon our ability to anticipate and respond to changes in technology, customer preferences, new service offerings, demographic trends, economic conditions, and competitors’ pricing strategies. Failure to successfully market our products and services or to adequately and timely respond to competitive factors could reduce our market share or adversely affect our revenue or net income.

In the current wireless market, our ability to compete also depends on our ability to offer regional and national calling plans to our customers. We rely on roaming agreements with other wireless carriers to provide roaming capabilities in areas not covered by our network. These agreements are subject to renewal and termination if certain events occur, including, without limitation, if network standards are not maintained. If we are unable to maintain or renew these agreements, our ability to continue to provide competitive regional and nationwide wireless service to our customers could be impaired, which, in turn, would have an adverse impact on our wireless operations.

Many of our ILEC operations have begun to experience competition in their local service areas. Sources of competition to our local service business include, but are not limited to, resellers of local exchange services, interexchange carriers, satellite transmission service providers, wireless communications providers, cable television companies, competitive access service providers including, without limitation, those utilizing Unbundled Network Elements-Platform, or UNE-P, and voice-over-Internet-protocol, or VoIP, providers and providers using other emerging technologies. To date, this competition has not had a material adverse effect on our results from operations. However, competition, mainly from wireless and broadband substitution, has caused a reduction in the number of our access lines. In the future, we expect the number of our access lines served to continue to be adversely affected by wireless and broadband substitution.

We are subject to government regulation of the telecommunications industry.

As a provider of wireless communication services, we are subject to regulation by the FCC. The FCC has rules governing the construction and operation of wireless communications systems and licensing and technical standards for the provision of wireless communication services. The FCC also regulates the terms under which ancillary services may be provided through wireless facilities. While the FCC has authority to regulate rates for wireless services, it has so far refrained from doing so. States are also permitted to regulate the terms and conditions of wireless services which are unrelated to either rates or market entry. The FCC and various state commissions regulate our status as a Eligible Telecommunications Carrier, or ETC, which qualifies us to receive support from the Universal Service Fund. In addition, the FCC and Federal Aviation Administration regulate the siting, lighting and construction of transmitter towers and antennae. Tower siting and construction is also subject to state and local zoning as well as federal statutes regarding environmental and historic preservation. The future costs to comply with all relevant regulations are to some extent unknown and could result in higher operating expenses in the future, and changes to other regulations (such as those relating to qualification as an ETC) could result in loss of revenue in the future.

Licenses granted to us by the FCC to provide wireless communications services were originally issued for 10-year terms and may be renewed for additional 10-year terms subject to FCC approval of the renewal applications. Failure to comply with FCC requirements in a given service area could result in the revocation of our license for that area or in the imposition of fines.

As a provider of wireline communication services, we have been granted franchises by each of the 15 states in which we operate. We are subject to regulation from the regulatory commissions in each of these 15 states as well as from the FCC. State regulatory commissions have primary jurisdiction over local and intrastate rates that we charge customers, including, without limitation, other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over the interstate access rates that we charge other telecommunications companies that use our network and issues related to interstate service. Future revenues, costs, and capital investment in our wireline business could be adversely affected by material changes to these regulations including but not limited to changes in inter-carrier compensation, state and federal USF support, UNE-P pricing and requirements, and VoIP regulation.

Rapid and significant changes in technology could require us to significantly increase capital investment or could result in reduced demand for our services.

Technologies for wireless and wireline communications are rapidly changing. In the majority of our wireless markets, we employ Code Division Multiple Access, or CDMA, which is a second-generation digital technology providing expanded channel capacity and the ability to offer advanced services and functionality. We are currently deploying CDMA 2000 1XRTT and EV-DO technologies, which are third-generation technologies that increase voice capacity, allow high-speed data services and are capable of addressing more complex data applications. Deployment of third-generation digital technologies will require us to make additional capital investments.

New communication technologies may also impact our wireline business. For example, we may be unable to retain existing wireline customers who decide to replace their wireline telephone service with wireless telephone service. Furthermore, the development and deployment of cable and DSL broadband technology will likely result in additional local telephone line losses for us as our customers shift from dial-up data services to high-speed data services. In addition, VoIP technology, which operates on broadband technology, now provides our competitors with a low-cost alternative to access the home and provide local telephone voice services to our wireline customers.

The need to deploy new technologies in our wireless business, or the proliferation of replacement technologies impacting our wireline business, could require us to make significant additional capital investment or could result in reduced demand for our services, both of which could adversely impact our financial performance and results of operations.

We could enter into various transactions that could increase the amount of our outstanding debt, or adversely affect our financial results, capital structure or credit rating, or otherwise adversely affect holders of the senior notes.

The terms of the senior notes and our indenture do not prevent us from entering into a variety of acquisition, disposition, change of control, refinancing, recapitalization or highly leveraged transactions, except that to the extent any such transaction results in us (i) subjecting any of our property to a lien, we must provide equal and proportionate security for the senior notes, or (ii) merging or consolidating with, or transferring or leasing substantially all of our assets to, another entity, such successor entity must assume all of our obligations under the senior notes and no default must occur under the indenture as a result of such transaction. See “Description of Debt Securities” in the accompanying prospectus. Subject to those limitations, we could enter into such transactions even though the transactions could increase the total amount of our outstanding indebtedness, adversely affect our financial results, capital structure or credit ratings or otherwise adversely affect the holders of the senior notes.

We have made several acquisitions over the past several years as part of our strategy to grow the scale and scope of each of our primary businesses, and we have recently announced pending transactions with Western Wireless and Cingular as we have continued to pursue this strategy. See “Recent Developments—Pending Transactions”. The opportunities for us to engage in such acquisitions may increase as a result of the recent consolidation in the wireless industry. When we pursue any such acquisition, we generally expect certain benefits to arise from the acquisition, including, without limitation, revenue and market penetration improvements and certain efficiencies and synergies. Our ability to realize any such benefits will depend on the successful completion and integration of the acquisitions. The acquisitions are subject to various closing conditions and there can be no assurance that such conditions will be met. Further, our success in integrating the acquisitions will involve, among other things, the conversion of network and billing systems, changes in branding and product offerings, and combining our operations with those of acquired properties. If we are not successful in this integration, our financial results could be adversely impacted. The pending merger with Western Wireless will expose us to additional risks associated with conducting international operations, including, without limitation, increased challenges to maintaining adequate internal controls over geographically dispersed operations, enhanced regulatory risks, exposure to foreign currency fluctuations, and political, social and economic risks associated with foreign countries such as expropriation of assets, natural disasters, and terrorism. Additionally, our management may be required to dedicate significant time and effort to this integration process which could divert their attention from other business concerns. We may incur or assume additional indebtedness as a result of such acquisitions, and the cash flows that we anticipate to generate from such acquisitions may not be adequate or reach anticipated levels for the repayment of such indebtedness, which could adversely affect our financial results or our credit ratings.

Our holding company structure results in structural subordination and may affect our ability to make payments on the senior notes.

The senior notes are our obligations exclusively. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including, without limitation, the senior notes, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the senior notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations as well as covenants contained in their debt agreements.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the senior notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including, without limitation, trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As a result of our structure, the senior notes will effectively rank junior to all existing and future debt, trade payables, and other liabilities of our subsidiaries. As of December 31, 2004, in addition to trade debt and other liabilities, our subsidiaries had approximately $1.6 billion of long-term debt, including the current portion, and the amount of our subsidiary indebtedness may increase by a significant amount as a result of our pending merger with Western Wireless. See “Recent Developments—Pending Transactions”.

USE OF PROCEEDS

We will not receive any proceeds from the remarketing of the senior notes on behalf of holders of the corporate units. The total proceeds from the remarketing of senior notes comprising part of the corporate units are $1,405,490,181. These proceeds will be used as follows:

•	a portion will be used to purchase a specified portfolio of U.S. Treasury securities, or the treasury portfolio, that will be pledged to us, on behalf of holders of the corporate units, as security for the stock purchase contract obligations of such holders;

•	a portion equal to 25 basis points (0.25%) of the purchase price for the treasury portfolio from the remarketing will be deducted and retained by the remarketing agents as a remarketing fee; and

•	the amount, if any, in excess of the purchase price for the treasury portfolio and the remarketing fee will be remitted to J.P. Morgan Trust Company, National Association, as the purchase contract agent, for payment to the holders of the corporate units.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the periods indicated.

For the purpose of calculating the ratios,

(1) earnings include:

•	income from continuing operations before taxes and adjustments for minority interest in consolidated subsidiaries and income from equity investees; plus

•	fixed charges, amortization of capitalized interest and distributed income with respect to equity investees; less

•	amounts for capitalized interest and the minority interest in pretax income of subsidiaries that have not incurred fixed charges; and

(2) fixed charges include:

•	interest expense;

•	capitalized interest;

•	amortization of debt issuance costs; and

•	the interest component of operating rents.

	Year Ended December 31,
	2004		2003		2002		2001		2000

Ratio of earnings to fixed charges	4.67	(1)	4.40	(2)	4.21	(3)	6.17	(4)	10.61	(5)

(1)	Income from continuing operations before income taxes for 2004 included pretax charges of $28.4 million related to a planned workforce reduction and the exit of its competitive local exchange carrier operations in the Jacksonville, Florida market. In addition, ALLTEL recorded a $2.3 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003. ALLTEL also recorded a write-down in the carrying value of certain corporate and regional facilities to fair value in conjunction with the proposed leasing or sale of those facilities of $24.8 million. These transactions decreased income from continuing operations and net income $31.1 million or $.10 per share. Income from continuing operations and net income for 2004 also reflected a reduction in income tax expense associated with continuing operations of $19.7 million, or $.06 per share, resulting from ALLTEL’s adjustment of its income tax contingency reserves to reflect the results of Internal Revenue Service audits of ALLTEL’s consolidated federal income tax returns for the fiscal years 1997 through 2001. Excluding these items, the ratio of earnings to fixed charges would have been 4.78 for 2004.
(2)	Income from continuing operations before income taxes for 2003 included pretax charges of $8.5 million primarily related to the closing of certain call center locations and the write-off of $13.2 million of certain capitalized software development costs with no alternative future use or functionality. ALLTEL also recorded a $2.7 million reduction in the liabilities associated with various restructuring activities initiated prior to 2003 to reflect differences between estimated and actual costs paid in completing the previous restructurings. These transactions decreased income from continuing operations and net income $11.5 million or $.04 per share. Income from continuing operations before income taxes for 2003 also included a pretax gain of $31.0 million realized from the sale of certain assets of the telecommunications information

(footnotes continued on following page)

services operations, partially offset by pretax write-downs totaling $6.0 million to reflect other-than-temporary declines in the fair value of certain investments in unconsolidated limited partnerships. ALLTEL incurred pretax termination fees of $7.1 million related to the early retirement of long-term debt. These transactions increased income from continuing operations and net income $10.7 million or $.04 per share. Effective January 1, 2003, ALLTEL adopted SFAS No. 143 in accounting for asset retirement obligations. The cumulative effect of this accounting change resulted in a one-time non-cash credit of $15.6 million, net of income tax expense of $10.3 million. The net effects of these items would not result in a change to the ratio of earnings to fixed charges for 2003.

(3)	Income from continuing operations before income taxes for 2002 included pretax charges of $34.0 million incurred in connection with restructuring ALLTEL’s competitive local exchange carrier, call center and retail store operations and with the closing of seven product distribution centers. ALLTEL also incurred integration expenses of $28.8 million related to its acquisitions of wireline properties from Verizon Communications, Inc. and wireless properties from CenturyTel, Inc. ALLTEL also recorded write-downs in the carrying value of certain cell site equipment of $7.1 million. These charges decreased income from continuing operations and net income $42.3 million or $.14 per share. Income from continuing operations before income taxes for 2002 included a pretax gain of $22.1 million realized from the sale of a wireless property, partially offset by pretax write-downs of $16.3 million related to investments in marketable securities. ALLTEL also recorded a pretax adjustment of $4.8 million to reduce the gain recognized from the dissolution of a wireless partnership that was initially recorded in 2001. These transactions increased income from continuing operations and net income $0.6 million or less than $.01 per share. Excluding these items, the ratio of earnings to fixed charges would have been 4.79 for 2002.
(4)	Income from continuing operations before income taxes for 2001 included pretax gains of $347.8 million from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income from continuing operations before income taxes for 2001 also included pretax termination fees of $2.9 million incurred due to the early retirement of debt. These transactions increased income from continuing operations and net income $212.7 million or $.68 per share. Income from continuing operations before income taxes for 2001 also included pretax charges of $61.2 million incurred in connection with the restructuring of ALLTEL’s regional communications, product distribution and corporate operations. ALLTEL also recorded write-downs in the carrying value of certain cell site equipment totaling $15.1 million. These charges decreased income from continuing operations and net income $45.3 million or $.14 per share. Effective January 1, 2001, ALLTEL changed its method of accounting for a subsidiary’s pension plan to conform to the Company’s primary pension plan. The cumulative effect of this accounting change resulted in a non-cash credit of $19.5 million, net of income tax expense of $13.0 million. Excluding these items, the ratio of earnings to fixed charges would have been 5.27 for 2001.
(5)	Income from continuing operations before income taxes for 2000 included pretax gains of $1,345.5 million from the exchange of wireless properties with Bell Atlantic Corporation and GTE Corporation, pretax gains of $36.0 million from the sale of certain PCS assets and pretax gains of $562.0 million from the sale of investments, principally consisting of WorldCom, Inc. common stock. Income from continuing operations before income taxes also included a pretax write-down of $15.0 million in ALLTEL’s investment in an Internet access service provider. These transactions increased income from continuing operations and net income $1,124.3 million or $3.58 per share. Income from continuing operations before income taxes for 2000 also included integration costs and other charges of $15.3 million primarily incurred in connection with the acquisition of wireless assets. ALLTEL also incurred a pretax charge of $11.5 million in connection with a litigation settlement. These charges decreased income from continuing operations and net income $16.1 million or $.05 per share. Effective January 1, 2000, ALLTEL changed its method of recognizing wireless access revenues and certain customer activation fees. The cumulative effect of this accounting change resulted in a non-cash charge of $36.6 million, net of income tax benefit of $23.3 million. Excluding these items, the ratio of earnings to fixed charges would have been 4.80 for 2000.

DESCRIPTION OF THE SENIOR NOTES

General

The senior notes to be remarketed, referred to herein as the senior notes, were issued as a separate series of securities under an indenture dated January 1, 1987, and as supplemented by a supplemental indenture dated as of May 6, 2002 between us and J.P. Morgan Trust Company, National Association, as trustee. The senior notes will mature on May 17, 2007. The senior notes may not be redeemed prior to their stated maturity except as described below. The senior notes constitute senior debt securities as described in the accompanying prospectus. In addition to the senior notes, we may issue from time to time other series of senior debt securities under the indenture. Such other series will be separate from and independent of the senior notes. The following description of the terms of the senior notes supplements and modifies the description of the general terms of the debt securities set forth in the accompanying prospectus. You should read the accompanying prospectus along with this prospectus supplement.

The senior notes will not be subject to a sinking fund provision. Unless a tax event redemption has occurred prior to May 17, 2007, the entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest, on May 17, 2007. Except for a tax event redemption, the senior notes will not be redeemable by us.

The senior notes will be remarketed in denominations of $50 and integral multiples of $50, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the offices described below. Payments on senior notes remarketed as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the senior notes. Principal and interest with respect to certificated senior notes will be payable, the transfer of the senior notes will be registrable and notes will be exchangeable for notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, the City of New York. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment. J.P. Morgan Trust Company, National Association is the paying agent, transfer agent and registrar for the senior notes. We may at any time designate additional transfer agents and paying agents with respect to the senior notes, and may remove any transfer agent, paying agent or registrar for the senior notes. We will at all times be required to maintain a paying agent and transfer agent for the senior notes in the Borough of Manhattan, the City of New York.

Any monies deposited with the trustee or any paying agent, or held by us in trust, for the payment of principal of or interest on any senior note and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the senior note shall thereafter look, as a general unsecured creditor, only to us for the payment thereof.

The indenture does not contain provisions that afford holders of the senior notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

Interest

Each senior note will bear interest at the rate of 4.656% per year effective on or after February 17, 2005. Interest will be payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year through and until the maturity date, each an “interest payment date.” The first interest payment on the remarketed senior notes, determined on the basis of such reset interest rate, will be on May 17, 2005. Interest will be payable to the person in whose name the senior note is registered at the close of business on the first day of the month in which the interest payment date falls.

The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. If any date on which interest is payable on the senior notes is not a business day, the payment of the interest payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

Tax Event Redemption

If a tax event occurs and is continuing, we may, at our option, redeem the senior notes in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each note, the redemption amount described below plus accrued and unpaid interest, if any, to the date of redemption. Installments of interest on senior notes which are due and payable on or prior to a redemption date will be payable to the holders of the senior notes registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the senior notes, the proceeds of the redemption will be payable in cash to the holders of the senior notes. If the tax event redemption occurs prior to February 17, 2005, or May 17, 2005, if the senior notes are not successfully remarketed pursuant to this remarketing, the redemption price for the senior notes forming a part of the corporate units will be distributed to the collateral agent, who in turn will purchase the treasury portfolio described below on behalf of the holders of corporate units and remit the remainder of the redemption price, if any, to the purchase contract agent for payment to the holders. The treasury portfolio will be substituted for the senior notes and will be pledged to the collateral agent to secure the corporate unit holders’ obligations to purchase our common stock under the purchase contracts.

“Tax event” means the receipt by us of an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest or original issue discount on the senior notes would not be deductible, in whole or in part, by us for U. S. federal income tax purposes as a result of any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on April 30, 2002, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after April 30, 2002.

The treasury portfolio to be purchased on behalf of the holders of corporate units will consist of U.S. Treasury securities which mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate principal amount of the senior notes included in corporate units and with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date and on or before May 17, 2005, U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the senior notes on that date if the interest rate of the senior notes was not reset on the applicable reset date.

Solely for purposes of determining the treasury portfolio purchase price in the case of a tax event redemption date that occurs after a successful remarketing of the senior notes, “treasury portfolio” shall mean a portfolio of zero-coupon U.S. Treasury securities which mature on or prior to May 15, 2007 in an aggregate amount equal to the aggregate principal amount of the senior notes outstanding on the tax event redemption date and with respect to each scheduled interest payment date on the senior notes that occurs after the tax event redemption date, U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on aggregate principal amount of the senior notes outstanding on the tax event redemption date.

“Redemption amount” means (1) in the case of a tax event redemption occurring prior to February 17, 2005, or prior to May 17, 2005 if the remarketing of the senior notes pursuant to this remarketing failed, for each note the product of (a) the principal amount of the note and (b) a fraction whose (i) numerator is the treasury portfolio purchase price and whose (ii) denominator is the aggregate principal amount of senior notes included in corporate units, and (2) in the case of a tax event redemption date occurring on or after February 17, 2005, or May 17, 2005 if the remarketing of the senior notes pursuant to this remarketing failed, for each note the product of (a) the principal amount of the note and (b) a fraction whose (i) numerator is the treasury portfolio purchase price and (ii) whose denominator is the aggregate principal amount of the senior notes outstanding on the tax event redemption date.

“Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the treasury portfolio for settlement on the tax event redemption date.

“Quotation agent” means Merrill Lynch Government Securities Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of senior notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the senior notes. In the event any senior notes are called for redemption, neither we nor the debt trustee will be required to register the transfer of or exchange the senior notes to be redeemed.

Book-Entry and Settlement

The senior notes will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below, senior notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, senior notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of senior notes in certificated form and will not be considered the holders (as defined in the indenture) thereof for any purpose under the indenture, and no global security representing senior notes shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

If:

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act at which time the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

•	we determine, in our sole discretion, that we will no longer have debt securities represented by global securities or permit any of the global security certificates to be exchangeable or an event of default under the indenture has occurred and is continuing, certificates for the senior notes will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable for note certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

Governing Law

The supplemental indenture specifies that the senior notes covered by this prospectus supplement are governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain material United States (U.S.) federal income tax consequences of the purchase, ownership and disposition of the senior notes acquired by certain holders in the remarketing. Unless otherwise stated, this discussion is limited to holders who hold senior notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under U.S. federal income tax law (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons who have acquired notes as part of a straddle, hedge, conversion transaction or other integrated investment or constructive sale, persons whose functional currency is not the U.S. dollar, certain former citizens and residents of the United States, current holders of senior notes that are being remarketed in the remarketing). In addition, this summary does not address aspects of alternative minimum, estate, gift, state, local or foreign tax laws. This discussion is based on provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SENIOR NOTES INCLUDING, WITHOUT LIMITATION, THE APPLICABILITY OF ANY U.S. FEDERAL ESTATE OR GIFT TAX LAWS, ALTERNATIVE MINIMUM TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

No statutory, administrative or judicial authority directly addresses the treatment of the purchase, ownership and disposition of the senior notes or instruments similar to the senior notes in a remarketing for U.S. federal income tax purposes. As a result, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax consequences described herein.

If a partnership (including, without limitation, an entity treated as a partnership for U.S. federal income tax purposes) holds senior notes, the tax treatment of the partnership and each partner generally will depend upon the status of the partner and the activities of the partnership and the partner. Partnerships acquiring senior notes, and partners in such partnerships, should consult their tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the senior notes.

Classification of the Senior Notes

In connection with the issuance of the senior notes, our counsel, Kutak Rock LLP, delivered an opinion that, under then-current law, based on certain representations, facts, and assumptions contained in that opinion, the senior notes would be classified as indebtedness for U.S. federal income tax purposes. Generally, characterization of an obligation as indebtedness for U.S. federal income tax purposes is made at the time of the issuance of the obligation. Consistent with the opinion received from our counsel at the time of the issuance of the senior notes, we have treated and intend to continue to treat the senior notes as indebtedness for U.S. federal income tax purposes. An opinion of counsel is not binding on the IRS or any court, however, and it is possible that the IRS could successfully assert that the senior notes are not properly treated as indebtedness prior to the remarketing, in which case your tax consequences from the ownership and disposition of the senior notes may differ from those described below. By acquiring senior notes in the remarketing, you will be deemed to have agreed to treat the senior notes as indebtedness for U.S. federal income tax purposes.

Because of the manner in which the interest rate on the senior notes is reset, and consistent with the opinion received from our counsel at the time of the issuance of the senior notes, the senior notes should be classified as contingent payment debt instruments subject to the “noncontingent bond method” for accruing interest, as set forth in the applicable Treasury regulations (the “contingent payment debt regulations”). We have consistently treated (and intend to continue to treat) the senior notes as such, and the remainder of this discussion assumes that the senior notes will be so treated. The proper application of the contingent payment debt regulations to the senior notes following the remarketing is not entirely clear. We believe that the application of the contingent payment debt regulations described below is a reasonable interpretation of these regulations. If you report your income in the manner described below, the amount of income that you recognize in respect of the senior notes generally should approximate the economic accrual of income on the senior notes to you. No assurance can be given that the IRS will agree with the treatment of the senior notes as described below. A different treatment could affect the amount, timing and character of income, gain or loss with respect to an investment in the senior notes. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of purchasing, owning or disposing of the senior notes.

The remainder of this discussion assumes that the senior notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to U.S. Holders

The following summary applies to U.S. holders. As used in this section, the term “U.S. holder” means a beneficial owner of a senior note that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if (x) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

Interest Accruals Based on Comparable Yield and Projected Payment Schedule

Under the contingent payment debt regulations, you are required to accrue interest income on the senior notes on a constant yield-to-maturity basis (regardless of your usual method of accounting for U.S. federal income tax purposes) based on the “comparable yield” of the senior notes, subject to the adjustments described below. Under these rules, you may recognize interest income in a taxable year in advance of the receipt of corresponding cash. The comparable yield of the senior notes generally is the rate at which we could have issued, as of the original issue date of the senior notes, a fixed rate debt instrument with no contingent payments but with terms and conditions otherwise similar to the senior notes. Solely for purposes of determining the amount of interest income that accrues on the senior notes, we were required, at time of the original issuance of the senior notes, to construct a “projected payment schedule” in respect of the senior notes representing a series of payments the amount and timing of which would produce a yield to maturity on the senior notes equal to the comparable yield. Accordingly, we determined, at the time of the original issuance of the senior notes, that the comparable yield was 7.15% (compounded quarterly) and the projected payment schedule for the senior notes, per $50 of principal amount, was $.88 on August 17, 2002, $.78 for each subsequent quarter ending on or prior to February 17, 2005, and $1.06 for each quarter ending after February 17, 2005. We also determined that the projected payment for the senior notes, per $50 principal amount, at the maturity date was $51.06 (which included the stated principal amount of the senior notes as well as the final projected payment).

There is uncertainty, however, regarding the manner in which the contingent payment debt regulations apply to the remarketing, including, without limitation, whether there should be a change in the projected payment schedule and the precise mechanics for determining the total amount and timing of the adjustments to the interest accruals. For our own reporting purposes, we do not intend to change the original projected payment schedule created at the time of the issuance of the senior notes. By purchasing senior notes you will be deemed to have agreed, for U.S. federal income tax purposes, to be bound by our determination of the comparable yield and projected payment schedule unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the IRS.

The comparable yield and the projected interest payments are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the senior notes and do not constitute a representation regarding the actual amount of the payment on the senior notes. The following discussion assumes that you will use our determination of the comparable yield and projected payment schedule.

Subject to the discussion under “Adjustments to Accrual of Interest” below, the amount of interest on a senior note that accrues for each accrual period is the product of the comparable yield of the senior note (adjusted for the length of the accrual period) and the adjusted issue price of the senior note at the beginning of the accrual period. The amount of interest so determined is then allocated on a ratable basis to each day in the accrual period that you hold the senior note. We have determined that the adjusted issue price of a senior note purchased in the remarketing will be $51.372 per $50 principal amount as of February 17, 2005. For any accrual period thereafter, the adjusted issue price of a senior note will be $51.372 per $50 principal amount, (i) increased by any interest accrued on such senior note in any prior accrual period beginning on or after February 17, 2005 (disregarding any positive or negative adjustments described below, including, without limitation, adjustments reflecting the actual reset rate and additional potential adjustments), and (ii) decreased by the projected payments on the senior notes in any prior accrual period beginning on or after February 17, 2005.

Adjustments to Accrual of Interest

As a result of the remarketing, the interest rate on the senior notes will be reset to 4.656% per year, and all remaining payments on the senior notes will become fixed. The senior notes will be subject to rules applicable to contingent payment debt instruments for which all of the contingent payments have become fixed substantially contemporaneously and that require you to take into account positive or negative adjustments to the projected payment schedule in a reasonable manner over the period to which such adjustments relate. Based on the annual reset rate of 4.656%, actual interest payments on the senior notes, per $50 principal amount, will be $0.582 for each quarterly payment date after February 17, 2005. The difference between the amount of the remaining payments (as fixed) and the projected amount of the payments ($1.06 per quarter according to the projected payment schedule) must be taken into account, as a negative adjustment to interest accrued (based on the 7.15% comparable yield), in a reasonable manner over the period to which the payments relate.

If your initial adjusted tax basis in a senior note (i.e., the amount you pay for the senior note in the remarketing) differs from the initial adjusted issue price of the senior notes at the time of the remarketing (i.e. $51.372 per $50 principal amount), the amount of any such difference should be reasonably allocated to the daily portion of interest accrued over the remaining term of the senior notes and taken into account by you as such daily portion accrues, either as (i) a positive adjustment (if your initial adjusted tax basis is less than the initial adjusted issue price) or (ii) a negative adjustment (if your initial adjusted tax basis is greater than the initial adjusted issue price).

If the total negative adjustments on your senior notes in a taxable year exceed the total positive adjustments on the senior notes in the taxable year, such excess will be a net negative adjustment that will reduce the amount of interest accrued on the senior notes for the taxable year. Any excess is then allowed as an ordinary loss to you to the extent your total interest inclusion on the senior notes in prior years exceeds your net negative adjustments treated as ordinary loss in prior years. The ordinary loss is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. In general, to the extent that your positive adjustments exceed your negative adjustments on the senior notes for the taxable year, such excess is a net positive adjustment which is treated as additional interest income for the year.

Upon accruing interest income based on the comparable yield of 7.15% (compounded quarterly) and making positive and negative adjustments that reflect the actual reset rate and possible differences between your initial adjusted tax basis in the senior note and its initial adjusted issue price of $51.372 per $50 principal amount at the time of the remarketing, the amount of income that you will recognize on the senior notes generally should approximate the economic accrual of income on the senior notes to you and the amount of income you would have recognized if the senior notes were not subject to the contingent payment debt regulations.

Adjusted Tax Basis of the Senior Notes

Your initial adjusted tax basis in a senior note acquired by you in the remarketing will equal the amount that you pay for such senior note. You can determine your adjusted tax basis in a senior note for any accrual period after the remarketing by (i) adding to your initial adjusted tax basis in the senior note any interest income previously accrued on the senior note starting from the date of the remarketing (disregarding any positive or negative adjustments, other than those described in the next paragraph) and (ii) subtracting the total amount of the projected payments on the senior note for all previous accrual periods starting from the date of the remarketing.

In addition, as discussed above under “Adjustments to Accrual of Interest”, certain positive or negative adjustments must be made over the remaining term of the senior note if your initial adjusted tax basis in a senior note acquired in the remarketing differs from the adjusted issue price of such senior note at the time of the remarketing. The adjusted tax basis of a senior note will be decreased by any such negative adjustments and increased by any such positive adjustments.

Sales, Exchanges or Other Taxable Dispositions of Senior Notes

You will recognize gain or loss on a disposition of a senior note (including, without limitation, a redemption) in an amount equal to the difference between your amount realized and your adjusted tax basis in the senior note. Any such gain or loss generally will be treated as capital gain or loss (except to the extent of any positive adjustments not yet accrued and included in income, which are separately treated as interest income) and will be long-term capital gain or loss if you held the senior note for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following discussion applies to “non-U.S. holders.” A non-U.S. holder is a beneficial owner of a senior note that is neither a U.S. holder, as defined above, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). Special rules may apply to you or your shareholders if you are a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company” or are otherwise subject to special treatment for U.S. federal income tax purposes. You should consult your own tax advisor to determine the tax consequences that may be relevant to you in your particular circumstances.

United States Federal Withholding Tax

The 30% U.S. federal withholding tax should not apply to any payment of principal or interest (including, without limitation, original issue discount) on the senior notes, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code, and the United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us, directly or indirectly through stock ownership;

•	you are not a bank whose receipt of interest on the senior notes is described in section 881(c)(3)(A) of the Code; and

•	(a) you certify on an IRS Form W-8BEN (or a suitable substitute form), under penalties of perjury, that you are not a U.S. person; or (b) a qualified intermediary holding the senior notes on your behalf provides us with an IRS Form W-8IMY (or a suitable substitute form) that, among other things, certifies under penalty of perjury that it has determined that you are not a U.S. person.

Special certification and other rules apply to certain non-U.S. holders that are pass-through entities rather than individuals.

WE DO NOT INTEND TO WITHHOLD ON PAYMENTS OF PRINCIPAL AND INTEREST ON THE SENIOR NOTES IF THE ABOVE REQUIREMENTS ARE MET.

If you cannot satisfy the requirements described above, payments made to you on the senior notes generally will be subject to the 30% U.S. federal withholding tax. If an income tax treaty applies, however, you may be eligible for a reduced rate of withholding. Similarly, payments on the senior notes that are effectively connected with your conduct of a trade or business within the United States (and, where an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base that you maintain), are not subject to the withholding tax, but instead are subject to U.S. federal income tax, as described below. In order to claim any such exemption or reduction in the withholding tax, you should provide a properly executed (a) IRS Form W-8BEN (or a suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable income tax treaty or (b) IRS Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding because they are effectively connected with your conduct of a trade or business in the United States.

In general, the 30% U.S. federal withholding tax will not apply to any gain or income that you realize on the sale, exchange, or other disposition of the senior notes.

United States Federal Income Tax on Effectively Connected Income

If you are engaged in a trade or business in the United States (and, if an income tax treaty applies, if you maintain a permanent establishment or fixed base within the United States) and interest (including, without limitation, original issue discount) on the senior notes is effectively connected with the conduct of that trade or business (and if an income tax treaty applies, of that permanent establishment or fixed base), you will be subject to U.S. federal income tax (but not the 30% U.S. federal withholding tax), on such income on a net income basis in the same manner as if you were a U.S. person. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate (or such lower rate or exemption as may be specified by an applicable income tax treaty).

Any gain or income realized on the disposition of a senior note generally will not be subject to U.S. federal income tax unless:

•	that gain or income is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the senior notes and the proceeds from a sale or other disposition of the senior notes. You may receive statements containing the information reflected on these returns. The amounts reported to you may not reflect the amounts that you will be required to include in income in respect of the senior notes, even if you take adjustments into account in the manner described above. Please consult your tax advisor regarding calculating your taxable income from the senior notes based on the amounts reported to you and other information available to you, including, without limitation, the information provided in this prospectus supplement.

If you are a U.S. holder, you may be subject to U.S. backup withholding tax (currently at a rate of 28%) on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. If you are a non-U.S. holder, you may be subject to U.S. backup withholding tax on these payments unless you comply with certification requirements to establish that you are not a U.S. person. The certification requirements required of non-U.S. holders to claim exemption from U.S. federal withholding tax on certain payments on the senior notes described above will satisfy the certification requirements necessary to avoid the U.S. federal backup withholding tax as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you timely furnish the required information to the IRS.

REMARKETING

Under the terms and conditions contained in the remarketing agreement, dated February 4, 2005, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Barclays Capital Inc., KeyBanc Capital Markets, a Division of McDonald Investments Inc., SunTrust Capital Markets, Inc., and Wachovia Capital Markets, LLC have agreed to act as the remarketing agents and use their reasonable efforts to remarket the senior notes on February 14, 2005 at an aggregate price of approximately 100.5% of the purchase price for the treasury portfolio described below. In connection with the remarketing, the remarketing agents will attempt to reset the rate of interest payable on the senior notes so that the senior notes can be remarketed at that price. The portion of the proceeds from the remarketing of any senior notes that are held as part of corporate units equal to the treasury portfolio purchase price of $1,398,499,261 will be applied to purchase, on behalf of the holders of those corporate units, a portfolio of U.S. Treasury securities consisting of:

•	U.S. treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the principal amount of the senior notes included in corporate units, and

•	U.S. treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate interest payment that would be due on May 17, 2005 if the interest rate on the senior notes had not been reset in connection with this remarketing.

The treasury portfolio will be substituted for the senior notes and will be pledged to the collateral agent for our benefit to secure the corporate units holders’ obligation to purchase our common stock under the purchase contracts.

At the maturity of the purchase contracts, proceeds of the treasury portfolio in an amount equal to the principal amount of the senior notes will be automatically applied to satisfy the holders’ obligation to purchase our common stock under the purchase contracts. Any additional proceeds of the treasury portfolio will be distributed to the corporate units holders.

As used in this context, “treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding February 17, 2005 for the purchase of the treasury portfolio described above for settlement on February 17, 2005.

“Quotation agent” means Merrill Lynch Government Securities Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

The remarketing agreement provides that the remarketing agents must remarket the senior notes at a price equal to or greater than the treasury portfolio purchase price. The remarketing agreement provides that the remarketing is subject to customary conditions precedent, including, without limitation, the delivery of legal opinions.

The remarketing agents will deduct, as a remarketing fee, an aggregate amount equal to 25 basis points (0.25%) of the purchase price for the treasury portfolio from any amount of such proceeds in excess of the purchase price for the treasury portfolio.

With respect to the proceeds from the remarketing of senior notes comprising part of corporate units, the amount, if any, in excess of the purchase price for the treasury portfolio plus the remarketing fee equal to 25 basis points (0.25%) of the purchase price of the treasury portfolio will be remitted to J.P. Morgan Trust Company, National Association, as the purchase contract agent, for payment to the holders of the corporate units. Corporate unit holders will not otherwise be responsible for the payment of any remarketing fees in connection with the remarketing.

The senior notes have no established trading market. The remarketing agents have advised us that they intend to make a market in the senior notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the senior notes.

In order to facilitate the remarketing of the senior notes, the remarketing agents may engage in transactions that stabilize, maintain or otherwise affect the price of the senior notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the senior notes. In general, purchases of a security for the purpose of stabilization could cause the price of the security to be higher than it might be in the absence of these purchases. We and the remarketing agents make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the senior notes. In addition, we and the remarketing agents make no representation that the remarketing agents will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We have agreed to indemnify the remarketing agents against certain liabilities, including, without limitation, liabilities under the Securities Act of 1933, arising out of or in connection with their duties under the remarketing agreement. The remarketing agents and certain of their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, financial advisory and underwriter services to us and our affiliates for which they have received, or will receive, customary compensation.

In the ordinary course of business, the remarketing agents and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and certain of our affiliates for customary fees. J.P. Morgan National Trust Company, National Association, an affiliate of J.P. Morgan Securities, Inc., is the trustee under the indenture for the senior notes. Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is the collateral agent under the pledge agreement relating to the equity units.

LEGAL MATTERS

Certain legal matters with respect to the offering of the senior notes will be passed on for us by Kutak Rock LLP, Little Rock, Arkansas, and for the remarketing agents by Shearman & Sterling LLP, New York, New York. At February 14, 2005, the attorneys of Kutak Rock LLP who are or may be participating in the matters contemplated by this prospectus supplement, beneficially owned a total of 2,670 shares of our common stock.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. In addition, information we file with the SEC in the future will automatically update and supersede information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, prior to the termination of this offering:

•	ALLTEL’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	The portions of the Proxy Statement on Schedule 14A, dated March 4, 2004, under the captions “Election of Directors,” “Board and Board Committee Matters,” “Management Compensation,” “Certain Transactions,” “Security Ownership of Directors and Executive Officers,” “Security Ownership of Certain Beneficial Owners,” and “Audit and Non-Audit Fees” at pages 1-8; 13-20, 22 and 23-24.

We will provide free copies of any of these documents, if you write or telephone us at:

Investor Relations

One Allied Drive

Little Rock, Arkansas 72202

Telephone (501) 905-8999

We have filed the accompanying prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus supplement. Descriptions in the accompanying prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents’ material terms. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

PROSPECTUS

ALLTEL CORPORATION

Debt Securities

Common Stock

Preferred Stock

Warrants

Depositary Shares

Stock Purchase Contracts

Equity Units

This prospectus provides you with a general description of securities in an aggregate amount not to exceed $5,000,000,000 that we may offer from time to time. These securities include debt securities, common stock, preferred stock, warrants, depositary shares, stock purchase contracts and equity units. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the sale and that may add to or update the information in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

ALLTEL common stock, is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “AT.” Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the securities in amounts, at prices and on terms determined by market conditions at the time of offering. We may sell the securities through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of this prospectus or of such supplement.

This Prospectus is dated April 10, 2002.

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the following securities:

❒	debt securities,

❒	common stock,

❒	preferred stock,

❒	warrants,

❒	depositary shares,

❒	stock purchase contracts, and

❒	equity units,

in one or more offerings up to a total dollar amount of $5,000,000,000. This prospectus provides you with a general description of the securities we may sell. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the caption “Where You Can Find More Information.” We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

References in this prospectus to the terms “we,” “us,” “the company,” or “ALLTEL” mean ALLTEL Corporation, unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information about the operation of the public reference room. You may also read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained and incorporated by reference in this prospectus and the accompanying prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the termination of this offering:

❒	ALLTEL’s Annual Report on Form 10-K for the year ended December 31, 2001;

❒	ALLTEL’s Current Report on Form 8-K dated March 19, 2002;

❒	The description of ALLTEL common stock contained in ALLTEL’s Registration Statement on Form 8-A (File No. 1-4996) filed February 9, 1987; and

❒	The description of the Rights Agreement (discussed below under the caption “Description of Equity Securities”) contained in ALLTEL’s Registration Statement on Form 8-A (File No. 1-4996) filed February 4, 1997.

We will provide free copies of any of these documents, if you write or telephone us at:

Investor Relations

One Allied Drive

Little Rock, Arkansas 72202

Telephone (501) 905-8999

We have filed this prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents’ material terms. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates by reference forward-looking statements within the meaning of the securities laws. All statements that are not historical facts are “forward-looking statements.” The words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plans,” “continues,” “may, “will,” “would,” “should,” “could,” “potential” and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, relating to ALLTEL.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual future results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs and assumptions and do not guarantee the future or our expressed beliefs. Important factors that could cause actual results to differ materially from the results expressed or implied by the forward-looking statements include, but are not limited to:

❒	the effects of intense competition in the markets and businesses in which we operate;

❒	the costs and business risks associated with providing new services or entering new markets;

❒	unexpected changes in demand for our products or services;

❒	the effects of mergers and consolidations within the telecommunications industry;

❒	our ability to achieve projected synergies and financial results expected from pending or completed acquisitions;

❒	rapid and significant changes in technology and the substantial capital requirements associated with meeting the existing and future technological requirements of our business;

❒	the effects of ongoing changes in the regulation of the telecommunications industry;

❒	unexpected results of litigation filed against us;

❒	the effects of more general factors such as changes in interest rates, in general market or economic conditions or in legislation, regulation or public policy; and

❒	those factors listed in any applicable prospectus supplement under the caption “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we disclaim any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

ALLTEL CORPORATION

ALLTEL Corporation is a customer-focused information technology company that provides communications and information services. ALLTEL conducts its operations primarily through subsidiaries that provide wireless and wireline local, long-distance, network access and Internet services, wide-area paging service and information processing management services and advanced application software. Telecommunications products are warehoused and sold by ALLTEL’s distribution subsidiary. Another subsidiary publishes telephone directories for affiliates and other independent telephone companies. The company is incorporated in Delaware. ALLTEL’s principal executive offices are located at One Allied Drive, Little Rock, Arkansas 72202, and our telephone number is (501) 905-8000. ALLTEL’s website is located at www.alltel.com. Information on our website does not form part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of these securities for general corporate purposes which may include refinancing existing debt, financing acquisitions, capital expenditures or other working capital requirements. Further details relating to the uses of the net proceeds of any such offering will be set forth in the applicable prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for ALLTEL, which includes our subsidiaries on a consolidated basis.

For the purpose of calculating the ratios,

(1) earnings include:

❒	income before taxes and adjustments for minority interest in consolidated subsidiaries; plus

❒	income from equity investments, fixed charges, and distributed income of equity investments; less

❒	amounts for capitalized interest and the minority interest in pretax income of subsidiaries that have not incurred fixed charges; and

(2) fixed charges include:

❒	interest on all debt;

❒	amortization of debt issuance costs; and

❒	the interest component of operating rents.

For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends include the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

	For the years ended December 31,
	2001		2000		1999		1998		1997
Ratio of earnings to fixed charges	5.92	(1)	10.01	(2)	4.81	(3)	4.17	(4)	4.30	(5)

Ratio of earnings to combined fixed charges and preferred stock dividends	5.92	(1)	10.00	(2)	4.79	(3)	4.14	(4)	4.28	(5)

(1)	Income before taxes for 2001 included pretax gains totaling $360.5 million and consisted of a $347.8 million pretax gain from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $95.1 million consisting of termination fees of $2.9 million incurred in connection with the early retirement of long-term debt, charges of $77.1 million incurred in connection with the restructuring of the Company’s operations and write-downs of $15.1 million in the carrying value of cell site equipment. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends both would have been 5.16 for 2001.
(2)

Income before taxes for 2000 included pretax gains totaling $1,943.5 million and consisted of a pretax gain of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE, a pretax gain of $36.0 million from the sale of certain PCS assets and a pretax gain of $562.0 million from the sale of investments, principally consisting of WorldCom common stock. Income before taxes also included pretax charges totaling $51.9 million consisting of a $15.0 million write-down of an investment, integration and other charges of $25.4 million incurred in connection with the acquisition of wireless assets and certain restructuring activities of the Company’s information services business and a $11.5 million charge incurred in connection with a litigation settlement. Excluding these items, the ratio of earnings to fixed charges would have been 4.85 for 2000 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.84 for 2000.

(3)	Income before taxes for 1999 included a pretax gain of $43.1 million from the sale of WorldCom common stock. Income before taxes also included a pretax charge of $90.5 million in connection with the closing of the Company’s mergers with Aliant Communications Inc., Liberty Cellular Inc., Advanced Information Resources Limited, and Southern Data Systems and with certain loss contingencies and other restructuring activities. Excluding these items, the ratio of earnings to fixed charges would have been 4.95 for 1999 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.93 for 1999.
(4)	Income before taxes for 1998 included a pretax gain of $296.2 million, principally from the sale of WorldCom common stock. Income before taxes also included pretax charges totaling $310.5 million consisting of merger and integration expenses of $252.0 million incurred in connection with the closing of the Company’s merger with 360 Communications Company, a write-down of $55.0 million resulting from changes in a customer care and billing contract with a major customer and termination fees of $3.5 million incurred due to the early retirement of long-term debt. Excluding these items, the ratio of earnings to fixed charges would have been 4.21 for 1998 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.18 for 1998.
(5)	Income before taxes for 1997 included pretax gains of $209.6 million, principally from the sale of WorldCom common stock and the Company’s healthcare operations. Income before taxes also included a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company’s wire and cable operations. Excluding these items, the ratio of earnings to fixed charges would have been 3.69 for 1997 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 3.66 for 1997.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. A prospectus supplement will describe the particular terms and provisions of, and the extent to which the general terms and provisions described below may apply to, a series of debt securities.

ALLTEL will issue the debt securities under an indenture as supplemented and amended from time to time between ALLTEL and J. P. Morgan Trust Company, National Association, which acts as trustee. The indenture and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the securities, and it is subject to and qualified in its entirety by reference to all of the provisions of the indenture, including the definition of certain terms used in the indenture. We include references in parentheses to certain sections of the indenture.

General

The indenture:

❒	does not limit the amount of debt securities that we may issue;

❒	allows us to issue debt securities in one or more series;

❒	does not require us to issue all of the debt securities of a series at the same time; and

❒	allows us to reopen a series to issue additional debt securities without the consent of the debt security holders of such series.

Each series of debt securities will constitute unsecured and unsubordinated indebtedness of ALLTEL and will rank on an equal basis with ALLTEL’s other unsecured and unsubordinated indebtedness. Any secured indebtedness of ALLTEL will rank ahead of the debt securities. Also, we conduct operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities will be largely dependent on the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts which will be due on our debt securities, or to make any funds available for payment of amounts which will be due on our debt securities. Because we are a holding company, our obligations under our debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights, and the rights of our creditors, including the rights of the holders of the debt securities to participate in any distribution of assets of any of our subsidiaries, when such subsidiary is liquidated or reorganized, is subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against our subsidiaries, our claims will still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary that are senior to us.

You should refer to the prospectus supplement for the terms of the particular series of debt securities that we are offering, including:

❒	the title of the debt securities of the series;

❒	the principal amount of the debt securities being offered and any limit upon the aggregate principal amount;

❒	the date or dates on which the principal will be payable;

❒	the price or prices at which the debt securities will be issued;

❒	the fixed or variable rate or rates of the debt securities, or manner of calculation, if any, at which the debt securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to securities of the series in registered form, the record date for the interest payable on any interest payment date;

❒	whether the amount of payments of principal of, and any premium or make-whole amount, which is the amount in addition to principal and interest that is required to be paid to the holder of a debt security as a result of any optional redemption or accelerated payment of such debt security, or interest on, the debt securities may be determined according to an index, formula or other method and how such amounts will be determined;

❒	the date or dates on which, and the place or places where the principal of the debt securities will be payable;

❒	any redemption, repurchase, sinking fund, or analogous provisions;

❒	if other than the principal amount thereof, the portion of the principal amount that will be payable upon declaration of acceleration of the maturity thereof;

❒	whether we will issue debt securities of the series in registered or bearer form, or both;

❒	the terms upon which a holder may exchange bearer securities for securities in registered form and vice versa;

❒	whether we will issue debt securities in the form of one or more “global securities” through the book-entry system of The Depository Trust Company, New York, New York;

❒	whether and under what circumstances ALLTEL will pay additional amounts on the debt securities of the series held by a person who is not a U.S. person in respect of taxes or similar charges withheld or deducted and, if so, whether ALLTEL will have the option to redeem such securities rather than pay such additional amounts;

❒	the denominations of the debt securities, if other than $1,000 or an integral multiple of $1,000;

❒	whether the debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

❒	the currency in which we will make payments to the holder and, if a foreign currency, the manner of conversion from United States dollars;

❒	the applicability, if any, of covenant defeasance provisions described in this prospectus or in the indenture; and

❒	any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required by or advisable under United States law or regulations or advisable in connection with the marketing of debt securities of such series.

To the extent not described in this prospectus, principal and interest, if any, will be payable, and the debt securities of a particular series will be transferable, in the manner described in the prospectus supplement relating to such series.

Debt securities of any series may be issued as registered securities or bearer securities, or both. In this prospectus and the prospectus supplement we refer to the person in whose name a registered security is registered and the bearer of a bearer security as a “holder.” A registered security is a security registered in the name of the holder in the records of the registrar. A global security is a registered security representing the debt of the series registered in the name of a depositary. Unless otherwise provided in the applicable prospectus supplement, we will issue each series of debt securities in the form of one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company, as depositary. We will not offer, sell, resell, or deliver bearer securities to U.S. persons in connection with their original issuance.

If appropriate, the prospectus supplement will describe federal income tax consequences applicable to a series of debt securities.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global securities, if any, are expected to be deposited with The Depository Trust Company, as depositary. ALLTEL may issue global securities in either registered or bearer form and in either temporary or permanent form. Unless the applicable prospectus supplement provides otherwise, the following provisions will apply to depositary arrangements.

Once a global security is issued, the depositary for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such global security to the accounts of participants that have accounts with such depositary. Such accounts shall be designated by the underwriters, dealers or agents with respect to such debt securities or by ALLTEL if the debt securities are offered directly. Ownership of beneficial interests in such global security will be limited to participants with the depositary or persons that may hold interests through those participants.

Ownership of beneficial interests in any global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to beneficial interests of participants with the depositary) and records of participants (with respect to beneficial interests of persons who hold through participants with the depositary). Neither ALLTEL nor the trustee will have any responsibility or liability for any aspect of the records of the depositary or its nominee or for maintaining, supervising or reviewing any records of the depositary or its nominee or records of participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as limits on participation in the depositary’s book-entry system, may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depositary for a global security or its nominee is the registered owner of such global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Accordingly, except as described in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the indenture. Each person owning a beneficial interest in a global security must rely on the procedures of the depositary or its nominee and, if such person is not a participant with the depositary, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the indenture.

Payments of principal of, and any premium (or make-whole amount) and interest on, individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to or at the direction of the depositary or its nominee, as the case may be, as the registered owner of the global security under the indenture. ALLTEL expects that the depositary for a series of debt securities, or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of the depositary or its nominee. ALLTEL also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Neither ALLTEL nor the trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities including principal, any premium (or make-whole amount) or interest.

If the depositary for any debt securities is at any time unwilling, unable or ineligible to continue as depositary and ALLTEL does not appoint a successor depositary within 90 days, ALLTEL will issue individual debt securities in exchange for the global security representing such debt securities. In addition, ALLTEL may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any of such debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing such debt securities.

Lien on Assets

If at any time ALLTEL subjects any part of its property to a lien, ALLTEL will provide equal and proportionate security to the debt securities. Exceptions to this covenant include the creation, extension, renewal or refunding of purchase-money mortgages or liens, or other liens to which any property or asset acquired by ALLTEL is subject as of the date of its acquisition by ALLTEL, and the making of any deposit or pledge to secure public or statutory obligations.

Nothing contained in the indenture prevents an affiliate of ALLTEL, including any or all subsidiaries of ALLTEL holding substantially all the assets of ALLTEL and its consolidated subsidiaries, from mortgaging, pledging, or subjecting to any lien any property or assets, whether or not acquired by such person from ALLTEL. (Section 4.02.) Except as described in this section, the indenture does not contain any covenants or other provisions which would afford holders protection in the event of a highly leveraged transaction involving ALLTEL.

Amendment and Waiver

Subject to certain exceptions, ALLTEL and the trustee may amend or supplement the indenture or the debt securities with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the amendment or supplement, with each series voting as a class. The trustee may waive compliance with any provision with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such waiver, with each series voting as a class. Without the consent of each holder affected, any such amendment or waiver may not:

❒	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

❒	change the rate of or change the time of payment of interest on any debt security;

❒	change the principal of or change the fixed maturity of any debt security;

❒	waive a default in the payment of the principal of or interest on any debt security;

❒	make any security payable in money other than that stated in the debt security;

❒	reduce any premium payable upon redemption of any debt security; or

❒	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security. (Section 9.02.)

ALLTEL and the trustee may amend or supplement the indenture without the consent of any holder to:

❒	cure any ambiguity, defect, or inconsistency in the indenture or in the debt securities of any series;

❒	provide for the assumption of all the obligations of ALLTEL under the securities and the indenture by any corporation in connection with a merger, consolidation, transfer, or lease of ALLTEL’s property and assets substantially as an entirety, as provided for in the indenture;

❒	secure the debt securities;

❒	provide for uncertificated securities in addition to or in place of certificated debt securities;

❒	make any change that does not adversely affect the rights of any holder;

❒	provide for the issuance of, and establish the form and terms and conditions of, a series of debt securities or to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of securities; or

❒	add to rights of holders. (Section 9.01.)

Consolidation, Merger and Conveyances

ALLTEL may not consolidate with or merge into, or transfer or lease its property and assets substantially as an entity to another entity unless:

❒	the successor entity is a U.S. corporation and assumes all of ALLTEL’s obligations under the debt securities and the indenture; and

❒	after giving effect to the transaction, no default under the indenture shall have occurred and be continuing.

If ALLTEL completes a transaction as described in the previous sentence (other than a lease), ALLTEL’s obligations under the securities and the indenture terminate after the transaction is completed. (Section 5.01.)

Deposit of Money or Government Obligations to Pay Securities

ALLTEL has the right to terminate certain of its obligations under the debt securities and the indenture with respect to the debt securities of any series or any installment of principal of or interest on that series if ALLTEL:

❒	irrevocably deposits with the trustee, in trust for the benefit of the holders of that series or portions thereof, money or non-callable obligations of the United States of America sufficient to pay, when due, principal of and interest on the debt securities with respect to which a deposit is made to maturity; or redemption or such installment of principal or interest, as the case may be; and

❒	all other conditions set forth in the securities of that series are met.

In such event, however, ALLTEL’s obligation to pay the principal of and interest on the debt securities shall survive until the securities are no longer outstanding. (Section 8.01; Section 4.01.)

Events of Default

Holders will have special rights if an event of default occurs and is not cured. The following events are defined in the indenture as events of default:

❒	default in the payment of interest for 90 days;

❒	default in the payment of the principal of any security of such series;

❒	failure by ALLTEL for 90 days following sufficient notice to comply with any of its other agreements in the debt securities of such series or in the indenture; and

❒	certain events of bankruptcy or insolvency. (Section 6.01.)

If an event of default occurs with respect to the debt securities of any series and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding debt securities of that series may declare the principal to be due and payable. Upon such declaration, such principal and all accrued interest thereon shall be due and payable immediately. (Section 6.02.)

Subject to the provisions in the indenture for the indemnification of the trustee, the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series affected may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee may refuse to follow any such direction that conflicts with law or the indenture, that is unduly prejudicial to the rights of holders of that series or that would subject the trustee to personal liability. (Section 6.05.)

A holder may pursue a remedy with respect to the indenture or the debt securities of any series only if:

❒	such holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of such series;

❒	the holders of at least 25% in aggregate principal amount of outstanding debt securities of such series shall have made written request to the trustee to pursue the remedy;

❒	such holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense to be, or which may be, incurred by the trustee in pursuing the remedy;

❒	the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

❒	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding securities of such series have not given the trustee a direction that is inconsistent with such written request.

A holder may not use the indenture to prejudice the rights of another holder or to obtain a preference or priority over such other holder. (Section 6.06.).

The trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.01(f).) The trustee may withhold from holders notice of any continuing default, except a default in payment of principal or interest, if it determines that withholding notice is in their interests. (Section 7.05.)

Exchange of Securities

A holder of registered debt securities may exchange them for an equal aggregate principal amount of registered debt securities. (Section 2.08(a).)

To the extent permitted by the terms of a series of debt securities authorized to be issued in registered form and unregistered form, a holder of unregistered debt securities may exchange them for an equal aggregate principal amount of registered or unregistered debt securities. (Section 2.08(b).) A holder may not exchange registered debt securities for unregistered debt securities until ALLTEL has notified the trustee and the registrar that, as a result of such exchange, ALLTEL will not suffer adverse consequences under United States laws and regulations.

Any exchange of debt securities will be for debt securities of the same series and date of maturity in such authorized denominations as the holder may request. Securities must be surrendered for exchange at the agency ALLTEL maintains for such purpose and all other requirements of such agent must be fulfilled.

Concerning the Trustee

ALLTEL maintains banking relationships in the ordinary course of business with the trustee.

DESCRIPTION OF CAPITAL STOCK

The following summary is qualified in its entirety by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of ALLTEL, as amended (the “ALLTEL Certificate”) and ALLTEL’s Rights Agreement (described below). The ALLTEL Certificate and Rights Agreement are included as exhibits to ALLTEL’s Annual Report on Form 10-K on file with the SEC. See “Where You Can Find More Information.”

General

The authorized capital stock of ALLTEL consists of 1,000,000,000 shares of ALLTEL common stock, par value $1 per share, 50,000,000 shares of voting cumulative preferred stock, par value $25 per share (the “ALLTEL Voting Preferred Stock”) and 50,000,000 shares of cumulative non-voting preferred stock, no par value (the “ALLTEL Non-Voting Preferred Stock”).

ALLTEL Common Stock and Related Rights

The holders of the ALLTEL common stock have one vote per share on matters submitted to a vote of shareholders. Such holders vote as a class together with the holders of ALLTEL Voting Preferred Stock. All shares of ALLTEL common stock will participate equally in the distribution of property remaining after payment of liquidation preferences on preferred stock and after satisfaction of all other claims, on liquidation, dissolution or winding up of the affairs of ALLTEL. Such shares will also equally participate in all dividends declared by the ALLTEL board. The outstanding shares of ALLTEL common stock are fully paid and non-assessable. The ALLTEL common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions. At February 25, 2002, there were 310,854,020 shares of ALLTEL common stock issued and outstanding.

The ALLTEL bylaws provide for a classified board consisting of three classes of directors with each class being elected for a term of three years. The number of directors in each class may be fixed or changed from time to time by either (i) a majority of stockholders represented and entitled to vote at a meeting called for the purpose of electing directors or (ii) the affirmative vote of the majority of directors then in office.

ALLTEL is party to a Rights Agreement (the “Rights Agreement”), dated January 30, 1997 (the “Dividend Declaration Date”) pursuant to which ALLTEL’s board declared a dividend of one right (“Right”) for each share of ALLTEL common stock outstanding on February 9, 1997 (the “Record Date”) and for each share of ALLTEL common stock issued between the Record Date and the Distribution Date (defined below). Each holder of a Right may purchase from ALLTEL, upon the occurrence of certain events,  1/1000 of a share of ALLTEL’s Series K Cumulative Voting Preferred Stock, par value $25 per share (the “Series K Stock”) at a price of $100.00 per  1/1000 of a share (the “Purchase Price”). The number of Rights per share of ALLTEL common stock, the number of shares of Series K Stock for which each Right is exercisable and the Purchase Price are subject to adjustment as described below.

The certificates for the ALLTEL common stock evidence the Rights. A separate certificate for each Right will be issued on the close of business on the tenth business day after the earliest to occur of the following two events (the earlier of such dates being called the “Distribution Date”):

(1) the public announcement that any person (other than ALLTEL, any subsidiary of ALLTEL or any employee benefit plan of ALLTEL) together with its affiliates and associates (an “Acquiring Person”), beneficially owns 15% or more of ALLTEL common stock; or

(2) the close of business on the tenth business day after any person commences a tender or exchange offer if upon completion that person would beneficially own 15% or more of ALLTEL common stock.

The Rights Agreement provides that, until the Distribution Date, the Rights will only be transferred with the ALLTEL common stock. The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 31, 2007 (“Final Expiration Date”), unless earlier redeemed by ALLTEL as described below.

If an Acquiring Person acquires 15% or more of ALLTEL common stock (the “Stock Acquisition Date”) then each holder of a Right shall have the right to purchase at the then current Purchase Price and in lieu of Series K Stock, shares of ALLTEL common stock having a value equal to two times the Purchase Price. If an Acquiring Person acquires 15% or more of ALLTEL common stock pursuant to a tender offer or an exchange offer at a price and on terms determined by at least a majority of the Rights Agreement Continuing Directors (defined below) to be in the best interest of ALLTEL and its shareholders (a “Qualifying Offer”), then Rights holders shall not be entitled to exercise the Rights. The term “Rights Agreement Continuing Director” means: (a) any member of the ALLTEL board who is not an Acquiring Person or an affiliate or associate of such person, and who was a member of the ALLTEL board prior to the date of the Rights Agreement or (b) any person who subsequently becomes a member of the ALLTEL board if the member’s election to the ALLTEL board is recommended or approved by a majority of the Rights Agreement Continuing Directors.

Except for certain transactions involving a Qualifying Offer, if following the Stock Acquisition Date either:

(a) ALLTEL engages in a merger or other business combination transaction in which ALLTEL does not survive,

(b) ALLTEL engages in a merger or other business combination transaction with another person in which ALLTEL survives, but in which ALLTEL common stock is changed or exchanged, or

(c) 50% or more of ALLTEL’s assets, cash flow or earning power is sold or transferred,

the Rights Agreement provides that each holder of a Right will thereafter have the right to purchase at the then current Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price.

The Purchase Price payable, and the number of shares of Series K Stock or other securities or property issuable, on exercise of the Rights, are subject to adjustment from time to time to prevent dilution following stock dividends, subdivisions, combinations, reclassifications, warrant or right grants or distributions. Also, if prior to the Distribution Date ALLTEL declares a dividend on, subdivides or combines into a smaller number the outstanding shares of ALLTEL common stock, then the number of Rights associated with each share of ALLTEL common stock shall be proportionately adjusted in such a manner that the total number of outstanding Rights is unchanged.

Until the close of business on the tenth business day following the Stock Acquisition Date, the ALLTEL board of directors by majority vote may redeem and terminate the Rights at a price of $0.01 per Right (the “Right Redemption Price”). ALLTEL may, at its option, pay the Right Redemption Price in cash, ALLTEL common stock, or any other form of consideration deemed appropriate by the ALLTEL Board.

Until a Right is exercised, a Right holder has no rights as a shareholder of ALLTEL, including, the right to vote or to receive dividends and such Rights have no dilutive effect on the earnings of ALLTEL.

Prior to the Distribution Date, ALLTEL may amend the Rights Agreement without the approval of Rights holders. Following the Distribution Date, ALLTEL may amend the Rights Agreement without the approval of Rights holders to:

(a) cure any ambiguity;

(b) correct or supplement any defective or inconsistent provision;

(c) shorten or lengthen any required time period; or

(d) change any provisions in the Rights Agreement in any manner which does not adversely affect the interests of the Rights holders (other than an Acquiring Person).

However, the Rights Agreement may not be amended to lengthen a time period relating to when the Rights may be redeemed if the Rights are not then redeemable, or to lengthen any other time period unless such lengthening is for the purpose of protecting the Rights holders. Additionally, after the Distribution Date ALLTEL may not make any amendment to the Rights Agreement that changes the Rights Redemption Price, the Final Expiration Date, the Purchase Price or the number of  1/1000 of a share of Series K Stock for which a Right is exercisable.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or a group that attempts to acquire ALLTEL without conditioning the offer on: (a) the Rights being redeemed; (b) a substantial number of Rights being acquired; or (c) being deemed a Qualifying Offer under the Rights Agreement. However, the Rights should not interfere with any merger or business combination in connection with a Qualifying Offer or that is approved by ALLTEL.

Delaware Anti-Takeover Statute

Section 203 of the Delaware General Corporation Law restricts business combinations with certain interested shareholders (defined under the Delaware General Corporation Law to include persons who beneficially own or acquire 15% or more of a Delaware corporation’s voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987, hereinafter a “Section 203 Interested Shareholder”). Section 203, which applies to ALLTEL, prohibits business combination transactions between a publicly held Delaware corporation and any Section 203 Interested Shareholder for a period of three years after the date on which the Section 203 Interested Shareholder became an interested shareholder, unless (a) prior to that date the corporation’s board of directors approved either the proposed business combination or the transaction which resulted in the Section 203 Interested Shareholder becoming an interested shareholder, (b) upon consummation of the transaction which resulted in the Section 203 Interested Shareholder becoming an interested shareholder, the Section 203 Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Section 203 Interested Shareholder.

Fair Price Provisions

In addition to the provisions of Section 203, the ALLTEL Certificate contains certain “fair price” provisions which impose further conditions on the consummation of business combination transactions (“Section 203 Business Combinations”). The ALLTEL Certificate requires the holders of at least 85% of the voting power of the outstanding shares of any class of stock of ALLTEL entitled to vote generally in the election of directors to approve all Section 203 Business Combinations involving ALLTEL and a Section 203 Interested Shareholder unless: (a) after becoming a Section 203 Interested Shareholder, such person shall (i) have taken steps to ensure the ALLTEL Continuing Directors (as defined below) maintain representation on the ALLTEL board proportionate to the stockholdings of the holders of ALLTEL voting stock not affiliated with the Section 203 Interested Shareholder, (ii) the Section 203 Interested Shareholder shall not have acquired newly issued securities from ALLTEL (except in certain limited circumstances) and (iii) the Section 203 Interested Shareholder shall not have acquired any additional outstanding voting stock, or securities convertible into voting stock, except as part of the transaction that resulted in the Section 203 Interested Shareholder becoming an interested shareholder; and (b) certain minimum price and other procedural requirements are met in connection with the proposed transaction with the Section 203 Interested Shareholder.

The term “ALLTEL Continuing Directors” is defined as any person who was a member of the ALLTEL board and elected by shareholders prior to the time when the Section 203 Interested Shareholder acquired in excess of 5% of the voting stock of ALLTEL, or any person recommended to succeed a ALLTEL Continuing Director by a majority of the ALLTEL Continuing Directors. Although neither Section 203, nor the ALLTEL fair price provision or ALLTEL Certificate, would preclude the holders of a controlling interest from exercising control over ALLTEL and would not prevent a hostile acquisition of control of ALLTEL, such provisions may have the effect of discouraging or making more difficult a hostile acquisition of control.

Rights of Appraisal

Under the Delaware General Corporation Law, shareholders may exercise a right to dissent from certain corporate actions and obtain payment of the fair value of their shares. This remedy is an exclusive remedy, except where the corporate action involves fraud or illegality. The Delaware General Corporation Law provides appraisal rights only in certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides, which the ALLTEL Certificate does not) for a sale or transfer of all or substantially all of a corporation’s assets or an amendment to its certificate of incorporation. Moreover, the Delaware General Corporation Law does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the ALLTEL Certificate does not) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 shareholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of any fractional shares or any combination of the foregoing. In addition, the Delaware General Corporation Law denies appraisal rights if the shareholders of the surviving corporation in a merger did not have to vote to approve the merger.

ALLTEL Preferred Stock

The Board of Directors of ALLTEL may issue (without obtaining shareholder approval) shares of preferred stock in such series as it deems appropriate. As of February 25, 2002, there were no shares of ALLTEL Voting Preferred Stock and a total of 60,843 shares of ALLTEL Non-Voting Preferred Stock issued and outstanding. ALLTEL has reserved 500,000 shares of Series K Stock for future issuance under the Rights Agreement discussed above.

Prior to the issuance of shares of any series of preferred stock, the ALLTEL Board is required by the Delaware General Corporation Law and the ALLTEL Certificate to fix, for each series, the designations, powers and preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, as are permitted by Delaware Law. Investors should refer to the prospectus supplement relating to the offering of a series of preferred stock for the specific terms of that series, including:

❒	the distinctive serial designation and the number of shares constituting such series;

❒	the dividend rates or the amount of dividends to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment and record date or dates for dividends, and the participating and other rights, if any, with respect to dividends;

❒	the voting powers, full or limited, if any, of the shares of such series;

❒	whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions on which, such shares may be redeemed;

❒	the amount or amounts payable upon the shares of such series and any preferences applicable thereto in the event of voluntary or involuntary liquidation, dissolution or winding up of the company;

❒	whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such fund;

❒	whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of ALLTEL or a subsidiary and, if so convertible or exchangeable, the conversion price or prices, the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

❒	the price or other consideration for which the shares of such series shall be issued;

❒	whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of undesignated preferred stock (or series thereof) and whether such shares may be reissued as shares of the same or any other class or series of stock; and

❒	such other powers, preferences, rights, qualifications, limitations and restrictions thereof as the board of directors may deem advisable.

Transfer and Rights Agent, Registrar

First Union National Bank serves as the registrar and transfer and rights agent for the common stock.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange. The trading symbol for our common stock on these exchanges is “AT.”

DESCRIPTION OF WARRANTS

ALLTEL may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between ALLTEL and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

The prospectus supplement relating to a particular issue of warrants to issue securities will describe the terms of those warrants, including the following:

❒	the title of the warrants;

❒	the offering price for the warrants, if any;

❒	the aggregate number of the warrants;

❒	the designation and terms of the securities purchasable upon exercise of the warrants;

❒	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

❒	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

❒	the number or amount of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise;

❒	the dates on which the right to exercise the warrants will commence and expire;

❒	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

❒	whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

❒	information relating to book-entry procedures, if any;

❒	the currency or currency units in which the offering price, if any, and the exercise price are payable;

❒	if applicable, a discussion of material United States federal income tax considerations;

❒	anti-dilution provisions of the warrants, if any;

❒	redemption, repurchase or analogous provisions, if any, applicable to the warrants; and

❒	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until you exercise your warrants to purchase ALLTEL debt securities, preferred stock, or common stock, you will not have any rights as a holder of our debt securities, preferred stock, or common stock, as the case may be, by virtue of your ownership of warrants.

DESCRIPTION OF DEPOSITARY SHARES

General

ALLTEL may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do so, we may issue receipts for depositary shares that each represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between ALLTEL and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized some common provisions of a depositary agreement and the related depositary receipts. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC each time we issue depositary shares, and you should read those documents for provisions that may be important to you.

Dividends and Other Distributions

If ALLTEL pays a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If ALLTEL redeems a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and ALLTEL will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Conversion or Exchange of Preferred Stock

If the deposited preferred stock is convertible into or exchangeable for other securities, the depositary shares, as such, will not be convertible into or exchangeable for such other securities. Rather, any holder of the depositary shares may surrender the related depositary receipts, together with any amounts payable by the holder in connection with the conversion or the exchange, to the depositary with written instructions to cause conversion or exchange of the preferred stock represented by the depositary shares into or for such other securities. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary share not converted or exchanged.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and ALLTEL. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or ALLTEL only if: (1) all outstanding depositary shares have been redeemed; or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of ALLTEL and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

ALLTEL will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The Bank Depositary will forward to holders of depositary receipts all reports and communications from ALLTEL that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock. Neither the Bank Depositary nor ALLTEL will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and ALLTEL under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. ALLTEL may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to ALLTEL notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. The successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock, or other securities at a future date or dates. We may fix the price and number of securities subject to the stock purchase contracts at the time we issue the stock purchase contracts or we may provide that the price and number of securities will be determined pursuant to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, securing the obligations of the holders of the units to purchase the securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or equity units offered by that prospectus supplement. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts or equity units, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or equity units, which will be filed with the SEC each time we issue stock purchase contracts or equity units. Material United States federal income tax considerations applicable to the equity units and the stock purchase contracts will also be discussed in the applicable prospectus supplement. If we issue any stock purchase contracts or equity units, we will file or incorporate the form of stock purchase contract and equity unit as exhibits to the registration statement and you should read these documents for provisions that may be important to you. You can obtain copies of any form of stock purchase contract and equity unit by following the directions described under the caption “Where You Can Find More Information.”

PLAN OF DISTRIBUTION

We may sell the securities to or through underwriters. We also may sell the securities directly to other purchasers or through agents. Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities.

The distribution of the securities may be effected from time to time in one or more transactions at:

❒	a fixed price or prices, which may be changed;

❒	market prices prevailing at the time of sale;

❒	prices related to such prevailing market prices; or

❒	negotiated prices.

In connection with the sale of the securities, underwriters may receive compensation from ALLTEL or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We will identify any such underwriter or agent, and describe any such compensation, in the prospectus supplement.

Under agreements which may be entered into by ALLTEL, underwriters and agents who participate in the distribution of the securities may be entitled to indemnification by ALLTEL against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Unless otherwise indicated in the prospectus supplement, we do not intend to list any of the securities on a national securities exchange, other than common stock. In the event the securities are not listed on a national securities exchange, certain broker-dealers may make a market in the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the securities or as to the liquidity of the trading market for the securities, whether or not the securities are listed on a national securities exchange. The prospectus supplement with respect to the securities will state, if known, whether or not any broker-dealer intends to make a market in the securities. If no such determination has been made, the prospectus supplement will so state.

We will set forth the place and time of delivery for the securities in the prospectus supplement.

LEGAL OPINIONS

Kutak Rock LLP, Little Rock, Arkansas, will pass upon legal matters for ALLTEL in connection with the issuance and sale of the securities. The attorneys of Kutak Rock LLP who are or may be participating in the matters contemplated by this registration statement beneficially owned as of March 28, 2002, a total of 4,652 shares of ALLTEL common stock.

EXPERTS

The audited consolidated financial statements and related financial statement schedule, which are included in ALLTEL’s 2001 Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated January 21, 2002, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to the January 21, 2002 report on the consolidated financial statements, which includes an explanatory paragraph with respect to the change in the method of accounting for computing and amortizing unrecognized actuarial gains and losses related to a subsidiary’s defined benefit pension plan, effective January 1, 2001, and the change in the method of accounting for certain communications revenues, effective January 1, 2000, as discussed in Note 2 to the consolidated financial statements.

$1,384,965,000

ALLTEL Corporation

4.656% Senior Notes Due 2007

PROSPECTUS   SUPPLEMENT

Merrill Lynch & Co.

JPMorgan

Banc of America Securities LLC

Citigroup

Barclays Capital

KeyBanc Capital Markets

SunTrust Robinson Humphrey

Wachovia Securities

February 14, 2005